Submission of Matters to a Vote of Security Holders
Y
A special meeting of shareholders of Credit Suisse Institutional
Fund, Inc. - Asia Bond Portfolio was held on June 29, 2007 to vote on the following matter: To change the Portfolio's fundamental investment restriction so that it will be managed as a non-diversified fund rather that a diversified fund.

FOR	32,344,081.5430 shares
AGAINST	0 shares
ABSTAIN	0 shares